SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Postal Realty Trust, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

73757R102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 73757R102	13G	Page 2 of 9

1	NAME OF REPORTING PERSONS NexPoint Strategic Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 357,117**
	6	SHARED VOTING POWER 0**
	7	SOLE DISPOSITIVE POWER 357,117**
	8	SHARED DISPOSITIVE POWER 0**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,117**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4

CUSIP No. 73757R102	13G	Page 3 of 9

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0**
	6	SHARED VOTING POWER 357,117**
	7	SOLE DISPOSITIVE POWER 0**
	8	SHARED DISPOSITIVE POWER 357,117**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,117**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 73757R102	13G	Page 4 of 9

1	NAME OF REPORTING PERSONS NexPoint Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 357,117**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 357,117**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,117**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 73757R102	13G	Page 5 of 9

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 357,117**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 357,117**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,117**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of NexPoint Strategic Opportunities Fund, a Delaware statutory trust (the “Strategic Fund”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), NexPoint Advisors GP, LLC, a Delaware limited liability company (“NexPoint GP”), and James D. Dondero (collectively, the “Reporting Persons”).

James D. Dondero is the President of NexPoint GP. NexPoint GP is the general partner of NexPoint. This Schedule 13G relates to the Class A Common Stock, $0.01 par value per share (the “Common Stock”), of Postal Realty Trust, Inc., a Maryland corporation (the “Issuer”), held by the Strategic Fund.

Item 1(a)	Name of Issuer.

Postal Realty Trust, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

75 Columbia Avenue

Cedarhurst, NY 11516

Item 2(a)	Name of Person Filing.

(1) NexPoint Strategic Opportunities Fund

(2) NexPoint Advisors, L.P.

(3) NexPoint Advisors GP, LLC

(4) James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

300 Crescent Court, Suite 700

Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(1) NexPoint Strategic Opportunities Fund is a Delaware statutory trust

(2) NexPoint Advisors, L.P. is a Delaware limited partnership

(3) NexPoint Advisors GP, LLC is a Delaware limited liability company

(4) James D. Dondero is a United States citizen

Item 2(d)	Title of Class of Securities.

Class A Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number.

73757R102

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Strategic Fund may be deemed the beneficial owner of 357,117 shares of Common Stock that it holds directly.

As the investment advisor of the NexPoint Funds, NexPoint and NexPoint GP, as the general partner of NexPoint, may be deemed the beneficial owners of the 357,117 shares of Common Stock held by the NexPoint Funds.

Mr. Dondero may be deemed the beneficial owner of the 357,117 shares of Common Stock held by the Strategic Fund.

(b)

The Strategic Fund may be deemed the beneficial owner of 6.8% of the outstanding Common Stock. This percentage was determined by dividing 357,117, the number of shares of Common Stock held directly by the Strategic Fund, by 5,285,904, which is the number of shares of Common Stock outstanding as of November 11, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 12, 2019.

NexPoint and NexPoint GP may be deemed the beneficial owner of 6.8% of the outstanding Common Stock. This percentage was determined by dividing 357,117, the number of shares of Common Stock held directly by the NexPoint Funds, by 5,285,904, which is the number of shares of Common Stock outstanding as of November 11, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 12, 2019.

Mr. Dondero may be deemed the beneficial owner of 6.8% of the outstanding Common Stock. This percentage was determined by dividing 357,117, the number of shares of Common Stock held directly by the Strategic Fund, by 5,285,904, which is the number of shares of Common Stock outstanding as of November 11, 2019 according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 12, 2019.

(c)	The Strategic Fund has the sole power to vote and dispose of the 357,117 shares of Common Stock that it holds directly.

NexPoint and NexPoint GP have the shared power to vote and dispose of the 357,117 shares of Common Stock held by the Strategic Fund.

Mr. Dondero has the the shared power to vote and dispose of the 357,117 shares of Common Stock held by the Strategic Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 14, 2020, by and among the Strategic Fund, NexPoint, NexPoint GP and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

NEXPOINT STRATEGIC OPPORTUNITIES FUND

By:	NexPoint Advisors, L.P., its investment manager

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Lauren Thedford
Name: Lauren Thedford
Title: Secretary

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

	By:	/s/ Lauren Thedford
Name: Lauren Thedford
Title: Secretary

NEXPOINT ADVISORS GP, LLC

	By:	/s/ Lauren Thedford
Name: Lauren Thedford
Title: Secretary

/s/ James D. Dondero
James D. Dondero